Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Golden Oasis Exploration Corp.
Suite 750 – 580 Hornby Street
Vancouver, B.C. V6C 3B6

Item 2	Date of Material Change

January 21, 2008

Item 3	News Release

Issued January 21, 2008 and distributed through Marketwire.

Item 4	Summary of Material Change

The Company reported that it has received results from the last 14 drill holes of a 16,417 feet angle drilling program at its Toiyabe Property located in Lander County, Nevada. Drilling consisted of 8 core and 43 RC holes. Results continue to define two gold bearing structures and verify the location of a major northwest trending high angle fault that could be a feeder for the near-surface mineralization as well as postulated targets at depth in more favorable host rocks. Results are set out in table included in the attached news release.

After further delineation of near surface, fault hosted gold mineralization a resource estimate will be completed. These structures may be amenable to open pit heap leach mining. However, the first part of the 2008 exploration program will concentrate on drill testing deeper “Pipeline” type targets.

The near-surface gold-bearing structures called the “Courtney faults” are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

Attempts to drill deeper holes using an RC rig to test favorable host rocks near the West Graben 1 fault failed. The new plan is to drill these targets, which are projected to occur 600 to 1,000 feet below the surface, using a core rig. Beginning in April, 2008 Golden Oasis plans a 20 hole core program with the average hole depth being 1,000 feet. Three additional graben faults will be tested in addition to the West Graben 1 fault.

The Company also announced the resignation of Peter Barnes as a director of the Company.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

Contact: Gary Arca, Chief Financial Officer
Telephone: (604) 602-4935

Item 9	Date of Report

January 21, 2008

January 21, 2008	Trading Symbol – TSX-V: GOT

Golden Oasis Receives Remaining Geochemical Results of 2007 Drilling Program at its
Toiyabe Project
Assays Include 5 Feet at 0.342 oz/ton Gold

Vancouver, British Columbia ... Golden Oasis Exploration Corp. (TSX-V:GOT) has received results from the last 14 drill holes of a 16,417 feet angle drilling program at its Toiyabe Property located in Lander County, Nevada. Drilling consisted of 8 core and 43 RC holes. Results continue to define two gold bearing structures and verify the location of a major northwest trending high angle fault that could be a feeder for the near-surface mineralization as well as postulated targets at depth in more favorable host rocks. Results are listed below:

Toiyabe Summary Drilling Results (+0.5 g/t Au) T-729 to T-752

HOLE #	Azimuth (Degrees)	Dip (Degrees)	Total Depth From (Feet) (Feet)		To (Feet)	Interval (Feet)	Gold Value (g/t)	Gold Value (oz/ton)
T-729	45	-45	400				no +0.5 g/t
T-730	45	-45	550	115 515	120 525	5 10	0.65 1.62	0.019 0.047
T-731,732	not drilled
T-733	45	-45	665	no	recovery	below 470	no +0.5 g/t
T-734 to 737	not drilled
T-738	45 poor poor	-45 Recovery Recovery	970	375 395 775	385 400 800	10 5 25	0.60 0.60 0.57	0.018 0.018 0.017
T-739	not drilled
T-740							no +0.5 g/t
T-741	45	-45	400	275	290	15	0.92	0.027
T-742	45	-45	300				no +0.5 g/t
T-743	not drilled
T-744	45	-45	200	40 90	45 100	5 10	0.60 0.82	0.018 0.024
T-745	45	-45	450				no +0.5 g/t
T-746	45	-45	350	235	260	25	0.97	0.028
T-747	not drilled
T-748	45	-45	180	hole	lost		no +1.0 g/t
T-749	45	-45	350	30	60	30	0.75	0.022
T-750	45	-45	570				no +1.0 g/t
T-751	45	-45	300				no +1.0 g/t
T-752	45	-45	750 incl.	215 220	230 225	15 5	4.15 11.70	0.121 0.342

Note: True thickness 85-95% of interval shown

____________________

     750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935 Fax: 602-4936 Website: www.goldenoasis.ca E-mail: talk@goldenoasis.ca

After further delineation of near surface, fault hosted gold mineralization a resource estimate will be completed. These structures may be amenable to open pit heap leach mining. However, the first part of the 2008 exploration program will concentrate on drill testing deeper “Pipeline” type targets.

The near-surface gold-bearing structures called the “Courtney faults” are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

Attempts to drill deeper holes using an RC rig to test favorable host rocks near the West Graben 1 fault failed. The new plan is to drill these targets, which are projected to occur 600 to 1,000 feet below the surface, using a core rig. Beginning in April, 2008 Golden Oasis plans a 20 hole core program with the average hole depth being 1,000 feet. Three additional graben faults will be tested in addition to the West Graben 1 fault.

Richard Kern (P.Geo) of Reno, Nevada, is the Company's qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release. A plan map of the Toiyabe drilling appears on the Golden Oasis website http://www.goldenoasisexploration.com.

The Company also announces the resignation of Peter Barnes as a director of the Company.

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist. For details on the Company and its properties, see the prospectus of the Company dated February 9, 2006, available on SEDAR at www.sedar.com.

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.